Exhibit 99.1

Report of Voting Results pursuant to section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Minera Andes Inc. (the “Corporation”) held on June 21st 2010, in Toronto, Ontario (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting.

Full details of the matters for shareholder action can be viewed by accessing via SEDAR the Proxy Circular for the meeting (http://www.sedar.com) (the “Circular”)

1.	Fixing the Number of Directors at Seven (7)

The shareholders of the Corporation voted, on a show of hands, to fix the number of directors of the Corporation at seven (7).

2.	Election of Directors

The shareholders of the Corporation voted, on a show of hands, to elect the director nominees proposed by management and as described in detail in the Circular.

The following individuals were elected as directors of the Corporation:

Mr. Robert McEwen
Mr. Allen Ambrose
Mr. Allan Marter
Mr. Michael Stein
Dr. Donald Quick
Mr. Richard Brissenden
Mr. Victor Lazarovici

3.	Appointment of KPMG LLP as the Auditors of the Corporation

The shareholders of the Corporation voted, on a show of hands, to appoint KPMG LLP as the Corporation’s auditors and to authorize the directors to set their remuneration.

We trust you will find the foregoing satisfactory.

Minera Andes Inc.

“Nils F. Engelstad”

Nils F. Engelstad
Vice President, Corporate Affairs & Secretary